Exhibit 1

Operating and Financial Review for the period ended 30 June 2012

Six months ended June 2012 compared with six months ended June 2011

Introduction

Certain Non GAAP measures included in this operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), headline PBIT margin, headline PBIT margin on gross profit, headline PBT (Profit Before Taxation), headline EBITDA, billings, estimated net new billings, free cash flow, and net and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 9 to 12.

Review of Group results

Revenues

Billings were up 1.2% at £21.651 billion. Estimated net new business billings of £2.475 billion ($3.960 billion) were won in the first half of the year, more than double that in the first half of last year. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients including several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in Group revenues later in 2012 and in 2013.

Reportable revenue was up 5.5% at £4.972 billion. Revenue on a constant currency basis was up 6.8% compared with last year, chiefly reflecting the strength of the pound sterling against the euro and against certain BRIC1 and Next 112 currencies, partly offset by the weakness of the pound sterling against the US dollar.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 3.6% in the first half, with gross profit up 3.3%. In the second quarter, like-for-like revenues were up 3.2%, less than the first quarter 4.0%, with gross profit up 2.6%, following 4.0% in the first quarter. Data continues to reflect increased advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the strength of advertising spending in fast moving consumer goods, especially. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

Operating profitability

Headline EBITDA was up 10.0% to £682 million and up 13.0% in constant currencies. Headline PBIT was up 10.1% to £570 million from £518 million and up 13.5% in constant currencies, now well over half a billion pounds sterling.

Headline PBIT margin was up 0.5 margin points to 11.5% compared to 11.0% in the first half of last year, in line with the Group’s full year margin target of a 0.5 margin point improvement. On a like-for-like basis, headline PBIT margins were up 0.7 margin points. Headline PBIT margin on gross profit was up 0.6 margin points to 12.5%.

Given the significance of consumer insight revenues to the Group, gross profit margins are probably a more meaningful measure of competitive margin performance.

[1]	Brazil, Russia, India and China
[2]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran)

Headline PBIT margins, before all incentives (£127.4 million and £139.3 million in 2012 and 2011, respectively; comprised of short and long-term incentives and the cost of share-based incentives), were 14.0%, up 0.1 margin points, compared with 13.9% last year. The Group’s staff cost to revenue ratio, including incentives, increased by 0.4 margin points to 61.1% compared with 60.7% in the first half of 2011. This reflected the impact of increasing staff numbers in the second half of 2011 and increasing investment, mostly in existing talent, particularly in the faster growing geographic and functional markets, as like-for-like revenues and gross profit continued to increase significantly.

On the same basis, the Group’s staff cost to revenue ratio, excluding all incentives, increased by 0.9 margin points to 58.6% from 57.7%.

Operating costs

During 2011, the Group continued to benefit from containing operating costs, with improvements across most categories, particularly direct, property, commercial and office costs.

In the first half of 2012, reported operating costs rose by 4.9% and by 5.8% in constant currency, compared with reported revenue growth of 5.5% and constant currency growth of 6.8%. Reported staff costs excluding all incentives rose by 7.0% and by 8.0% in constant currency. Incentive costs amounted to £127.4 million or 19.0% of headline PBIT before all incentives and income from associates, compared to £139.3 million or 22.0%, last year, a decrease of £11.9 million or 8.5%.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 113,311 in the first half of the year, compared to 110,365 in the same period last year, an increase of 2.7%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2012 was 113,761 compared to 111,960 at 30 June 2011, an increase of 1,801 or 1.6%, reflecting careful control of headcount increases. On the same basis revenues increased 3.6% and gross profit 3.3%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were up slightly at £103.2 million compared to £100.9 million in 2011, an increase of £2.3 million, reflecting higher long-term funding costs and higher levels of average net debt.

The effective tax rate on reported profit before taxation was 14.2% (2011 21.4%). The difference is primarily due to the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Earnings and dividend

Headline profit before tax was up 11.9% to £467 million from £417 million, or up 17.1% in constant currencies.

Reported profit before tax rose by 7.0% to £358 million from £334 million, principally reflecting lower re-measurement gains on step-ups in associates than in 2011. In 2011, profit before tax rose by 37%, to £334 million, partly driven by gains on re-measurement. In constant currencies, reported profit before tax, for the first half of 2012, rose by 13.4%.

Profits attributable to share owners rose by 20.4% to £278 million from £231 million.

In line with the statement made in the Group’s 2010 Preliminary Results, announcing the objective to raise the dividend pay-out ratio, from around a third to 40%, the Board declared an increase of 18% in the first interim dividend to 8.80p per share. The record date for this first interim dividend is 12 October 2012, payable on 12 November 2012.

Following share owner approval at the Company’s General Meeting in 2011, the Board has put in place a Scrip Dividend Scheme, which enables share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends. This scheme commenced with the second interim dividend for 2010.

The Company continues to operate the Dividend Access Plan, which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes.

The United Kingdom Coalition Government has now enacted legislation covering the taxation of foreign profits from 2013. This will mean that there will be no tax cost to the Group by returning its Headquarters to the United Kingdom from Ireland. The decision to return to the United Kingdom has already been approved by the Board and will require share owners consent at an EGM planned for early December 2012. Unfortunately, one of the consequences of the change in domicile is the loss of the scrip dividend alternative, which will affect UK tax-paying individual share owners the most.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue, revenue growth, as well as the proportion of Group revenues by region for the second quarter and first half of 2012. Headline PBIT and headline PBIT margins by region are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2012	Reported revenue growth three months ended 30 June 2012	Constant currency revenue growth three months ended 30 June 2012	Like-for-like revenue growth three months ended 30 June 2012	As a % of total Group three months ended 30 June 2012	Three months ended 30 June 2011	As a % of total Group three months ended 30 June 2011
	£ m					£ m
N. America	884	5.5%	2.9%	-0.6%	34.3%	838	33.7%
United Kingdom	307	6.1%	6.1%	3.5%	11.9%	289	11.6%
W. Europe	624	-3.0%	5.3%	0.8%	24.2%	643	25.8%
Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe	765	6.2%	11.1%	9.8%	29.6%	720	28.9%
TOTAL GROUP	2,580	3.6%	6.2%	3.2%	100.0%	2,490	100.0%

	Six months ended 30 June 2012	Reported revenue growth six months ended 30 June 2012	Constant currency revenue growth six months ended 30 June 2012	Like-for-like revenue growth six months ended 30 June 2012	As a % of total Group six months ended 30 June 2012	Six months ended 30 June 2011	As a % of total Group six months ended 30 June 2011
	£ m					£ m
N. America	1,748	6.2%	3.9%	0.4%	35.1%	1,645	34.9%
United Kingdom	591	5.6%	5.6%	3.0%	11.9%	560	11.9%
W. Europe	1,187	1.0%	6.6%	1.6%	23.9%	1,175	24.9%
Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe	1,446	8.5%	11.1%	9.7%	29.1%	1,333	28.3%
TOTAL GROUP	4,972	5.5%	6.8%	3.6%	100.0%	4,713	100.0%

North America revenue growth slowed in the second quarter, following reduced client spending in parts of the healthcare business, custom research, the Group’s call centre operation and public affairs businesses in Washington, in advance of the US General Election.

However, United Kingdom revenue growth, improved over the first quarter and continued to show strong growth, with constant currency revenues up over 6% in the second quarter and up 3.5% like-for-like. The Group’s media investment management businesses, the Ogilvy Group and Hogarth showed particularly strong growth.

Western Continental Europe revenue growth, as with the USA, slowed in the second quarter, with constant currency revenues up 5.3% and up 0.8% like-for-like. Germany, Italy and Switzerland showed high single digit growth in the second quarter, but Spain, Portugal, France, Greece, Ireland, the Netherlands, Denmark and Finland remain slower.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe remained the strongest region with constant currency revenues up 11.1% in the second quarter and up 9.8% like-for-like, slightly ahead of the first quarter like-for-like growth of 9.5%. This double digit growth was driven principally by Latin America and the BRICs and Next 11 parts of Asia Pacific and the CIVETS1 and the MIST2. Africa showed a sharp improvement in the second quarter, with like-for-like revenues up over 17%, with particularly strong growth in South Africa, Kenya, Nigeria and Egypt.

As in the first quarter, Latin America showed the strongest growth of all our sub-regions in the second quarter, with like-for-like revenues up well over 13%. Growth in the BRICs was up almost 14% on a like-for-like basis in the second quarter, with Next 11 and CIVETS up well over 11% and up almost 13% respectively on the same basis. In Central and Eastern Europe, revenues were up over 4% like-for-like in the second quarter, slightly below the first quarter, with double digit growth in Russia, Romania, the Slovak Republic and Kazakhstan, but with Poland, Hungary, the Ukraine and Czech Republic slower.

In the first half of 2012, over 29% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, an increase of almost 1.0 percentage point compared with the first half of last year and against the Group’s strategic objective of 35-40% in the next three to four years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue, revenue growth by communications services sector as well as the proportion of Group revenues for the second quarter and first half of 2012. Headline PBIT and headline PBIT margin by communications services sector are provided in note 6 of Exhibit 2.

[1]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa
[2]	Mexico, Indonesia, South Korea and Turkey

Revenue analysis

	Three months ended 30 June 2012	Reported revenue growth three months ended 30 June 2012	Constant currency revenue growth three months ended 30 June 2012	Like-for-like revenue growth three months ended 30 June 2012	As a % of total Group three months ended 30 June 2012	Three months ended 30 June 2011	As a % of total Group three months ended 30 June 2011
	£ m					£ m
Advertising and Media Investment Management	1,071	4.1%	7.0%	5.9%	41.5%	1,028	41.3%
Consumer Insight	622	-0.4%	3.1%	0.8%	24.1%	625	25.1%
Public Relations and Public Affairs	234	5.6%	5.8%	0.3%	9.1%	221	8.9%
Branding and Identity, Healthcare and Specialist Communications	653	6.0%	8.3%	2.2%	25.3%	616	24.7%
TOTAL GROUP	2,580	3.6%	6.2%	3.2%	100.0%	2,490	100.0%

	Six months ended 30 June 2012	Reported revenue growth six months ended 30 June 2012	Constant currency revenue growth six months ended 30 June 2012	Like-for-like revenue growth six months ended 30 June 2012	As a % of total Group six months ended 30 June 2012	Six months ended 30 June 2011	As a % of total Group six months ended 30 June 2011
	£ m					£ m
Advertising and Media Investment Management	2,044	6.1%	7.6%	6.1%	41.1%	1,927	40.9%
Consumer Insight	1,191	1.2%	3.2%	1.0%	24.0%	1,177	25.0%
Public Relations and Public Affairs	459	6.8%	6.3%	1.0%	9.2%	430	9.1%
Branding and Identity, Healthcare and Specialist Communications	1,278	8.3%	9.1%	3.0%	25.7%	1,179	25.0%
TOTAL GROUP	4,972	5.5%	6.8%	3.6%	100.0%	4,713	100.0%

Advertising and Media Investment Management

As in the first quarter, advertising and media investment management remains the strongest performing sector. In the second quarter reported revenues grew by 4.1%. Constant currency revenues grew by 7.0%, compared with 8.4% in the first quarter, with like-for-like growth of 5.9%, very similar to the first quarter like-for-like growth of 6.2%. Growth in the Group’s advertising businesses was slightly stronger than the first quarter, with media investment management slightly weaker, although even then like-for-like growth was up strongly at almost 12%. Of the Group’s advertising networks, as in the latter part of 2011 and the first quarter of 2012, Ogilvy & Mather Advertising continued the strong start to the year with double digit growth in North America and Latin America, following several major new business successes towards the end of 2011. Growth in the Group’s media investment management businesses was consistently strong throughout 2011 and this has continued into the first half of 2012, with constant currency revenues up over 14% for the first half and like-for-like growth up over 12%.

The Group gained a total of £2.475 billion ($3.960 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £1.201 billion ($1.922 billion) in the same period last year. Of this, Ogilvy & Mather Worldwide, JWT, Y&R, Grey and United generated net new business billings of £593 million ($949 million). Also, out of the Group total, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £1.502 billion ($2.403 billion).

Headline PBIT margins grew strongly, increasing by 1.6 margin points to 13.9% in the first half, as revenue and cost growth continued to be well balanced.

Consumer Insight

On a reported basis consumer insight revenues reduced by 0.4% in the second quarter, on a constant currency basis, revenues grew 3.1% in the second quarter, very similar to the first quarter, with like-for-like revenues up 0.8% compared with 1.3% in the first quarter. Like-for-like revenues in the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East were up strongly and ahead of the first quarter, but the USA, the UK and Western Continental Europe softened in the second quarter, but less so than indicated by competitors’ comparative data. In the US, the custom research business in TNS and Millward Brown, together with Added Value and the call centre operation were the most affected. Headline PBIT margins slipped 0.5 margin points to 7.0%, partly due to client pricing pressure and additional re-structuring severance in the USA, the UK and Western Continental Europe and significant technology investments.

Public Relations & Public Affairs

Reported public relations and public affairs revenues grew by 5.6% in the second quarter. In constant currencies the sector’s revenues were up 5.8% in the second quarter, with like-for-like up 0.3%. These compare to 6.8% and 1.9% respectively in the first quarter. The USA, the UK and Asia Pacific grew less strongly in the second quarter, with the public affairs businesses in Washington and Penn Schoen Berland, the USA polling business in Burson-Marsteller, particularly affected. Cohn & Wolfe continued the strong growth seen in the first quarter, with Hering Schuppener, one of the Group’s specialist PR businesses in Germany, also improving. Headline PBIT margins fell 2.0 margin points to 13.5%, with most businesses, except Cohn & Wolfe, showing lower margins.

Branding & Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) reported revenues grew by 6.0% in the second quarter, constant currency revenues grew strongly at 8.3%, with like-for-like growth of 2.2%. This compares to like-for-like growth of 3.8% in the first quarter as the Group’s branding & identity businesses in the UK, healthcare and direct, digital and interactive in Western Continental Europe saw slower growth. The Group’s specialist communications businesses continued to perform strongly in the second quarter. Headline PBIT margins improved 0.3 margin points to 11.0% in the first half.

Cash Flow and Balance Sheet

A summary of the Group’s unaudited cash flow statement and balance sheet and notes as at 30 June 2012 are provided in Exhibit 2.

In the first half of 2012, operating profit was £455 million, depreciation, amortisation and impairment £194 million, non-cash share-based incentive charges £44 million, net interest paid £107 million, tax paid £143 million, capital expenditure £116 million and other net cash inflows £48 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £375 million.

This free cash flow was absorbed partly by £140 million in net cash acquisition payments and investments (of which £50 million was for earn out payments and loan note redemptions with the balance of £90 million for investments and new acquisition payments net of disposal proceeds) and £66 million in share repurchases, a total outflow of £206 million. This resulted in a net cash inflow of £169 million, before any changes in working capital.

In line with the Group’s strategic focus on new markets, new media and consumer insight, the Group completed 40 transactions in the first half; 20 acquisitions and investments were in new markets (of which 14 were in new media), 13 in consumer insight, including data analytics and the application of technology, with the balance of 7 driven by individual client or agency needs.

Specifically, in the first six months of 2012, acquisitions and increased equity stakes have been completed in Advertising and Media Investment Management in the United States, the Netherlands, the Slovak Republic, Israel, Jordan, China and Vietnam; in Consumer Insight in the United States, Germany, UAE, China and Pakistan; in Public Relations and Public Affairs in the United States, the United Kingdom, Finland, Russia and Australia; in Direct, digital and interactive in the United States, the United Kingdom, Germany, Hungary, Russia, South Africa, Turkey, Australia, China, Indonesia, Pakistan and Singapore; and in Healthcare in Hong Kong.

In May 2012, Salesforce.com announced the acquisition of Buddy Media Inc., yielding a gross gain of over $50 million on the Group’s equity stake. $36 million was received on 23 August, with balance due over the next few weeks and will be included as a gain in the accounts for the second half. The acquisition of the leading digital agency AKQA was completed on 26 July and will be included in the results for the second half from 1 August. The Company now has four of Forrester’s seven digital leaders. No other group has more than one.

Average net debt in the first six months of 2012 was £2.898 billion, compared to £2.591 billion in 2011, at 2012 exchange rates. This represents an increase of £307 million, but continues to reflect the improvements in working capital since the beginning of the year of over £200 million. At 31 December 2011, net debt was £577 million more than 31 December 2010; at 31 March 2012 net debt was £416 million more than 31 March 2011; after the first four months it was £364 million more than the comparative period last year and reduced further to £307 million by 30 June. On 30 June 2012 net debt was £2.861 billion, against £2.879 billion on 30 June 2011, a decrease of £18 million and £12 million in constant currencies.

The Board continues to examine the allocation of its substantial free cash flow (of almost £1.1 billion, for the previous twelve months), to enhance share owner value.

Following the strong first-half results the Board raised the dividend by 18%. During the first six months of 2012, 7.995 million shares, or 0.6% of the issued share capital, were purchased at a cost of £66.2 million and an average price of £8.28 per share.

Client Development in the First Half of 2012

Including associates, the Group currently employs over 162,000 full-time people in over 3,000 offices in 110 countries. It services 340 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 64 of the NASDAQ 100, 28 of the Fortune e-50 and 653 national or multi-national clients in three or more disciplines. 390 clients are served in four disciplines and these clients account for over 55% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with 320 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. “Horizontality” is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this report on Form 6-K.

July revenues were up over 3% like-for-like and showed a similar pattern to the second quarter, although the UK, Western Continental Europe, Africa & the Middle East and Latin America were ahead of the second quarter growth rates with the USA and Asia Pacific below. Cumulative like-for-like revenue growth for the first seven months of 2012 is now 3.5%. The Group’s quarter 2 revised forecasts, having been reviewed at the parent company level in the first half of August, indicate very similar levels of like-for-like revenue growth for the year.

Following the Group’s record year in 2011, 2012 started reasonably well with a strong first quarter and slightly slower second quarter. All geographies and sectors grew. There has been some slowing of revenues during the second quarter in the USA and certain markets in Western Continental Europe affected by the continuing Eurozone crisis. On the other hand, the UK, Asia Pacific, Latin America and Africa & the Middle East continue to grow strongly. As a consequence, our operating companies are hiring cautiously and responding to any geographic, functional and client shifts in revenues. Headline PBIT is above budget and last year. The increase in margin is in line with the Group’s full year headline PBIT margin target of 0.5 margin points improvement and effectively even greater, as, for the first half, like-for-like headline PBIT margins were 0.7 margin points stronger. The difference in the reported margin was caused by the impact of a stronger pound sterling.

The pattern of 2012 looks very similar to 2010 and 2011, albeit at lower overall like-for-like growth rates–in effect, the same but less. Forecasts of worldwide real GDP growth still hover around 2.5-3.5%, with inflation of 2% giving nominal GDP growth of 4.5-5.5%. Advertising as a proportion of GDP should at least remain constant, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman. The three maxi-quadrennial events of 2012, the UEFA EURO 2012 Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and the US Presidential Elections in November should underpin industry growth by 1% alone this year. But, there remain continuing concerns over the Eurozone, Iran and the Middle-East and the impact of these on faster growing markets’ growth rates.

Looking further ahead, 2013 is likely to be more challenging. Although current real and nominal GDP forecasts are even stronger for 2013 than 2012, there will be no maxi- or mini- quadrennial events in that year. A re-elected or newly elected United States President will have to confront the growing US budget deficit. However, 2014 looks a better prospect, with the World Cup in Brazil, the Winter Olympics in Sochi and the mid-term Congressional elections in America.

The progress made at Cannes in 2011 was particularly pleasing as the Group was recognised for its creative excellence by the first-ever award of a Cannes Lion to the most creative Holding Company. That creative excellence has been sustained and exceeded in 2012 with the second consecutive award of a Cannes Lion to the most creative Holding Company and, additionally, the award of network of the year to Ogilvy & Mather Worldwide.

For 2012, reflecting the first half revenue growth and quarter 2 revised forecasts, which indicate:

•	Like-for-like revenue growth of close to 3.5% (vs. budget of 4.0%)

•	Headline PBIT margin improvement of 0.5 margin points in line with full year margin target.

For the remainder of 2012, our prime focus will be on meeting our margin objectives by balancing revenue growth and operating costs and by increasing our cost flexibility. In addition to managing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to historical highs of around 7% of revenues in a full year and continue to position the Group well for the balance of 2012 and 2013.

At the same time, we still intend to grow faster than the industry average, but without sacrificing operating margin or operating margin expansion. Following our growth by acquisition, there are also significant back-office finance systems and infrastructure economies to be gained through process simplification, off-shoring and outsourcing, which should add over one margin point to realised operating margins over the next five years. The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated by the appointment of client leaders for our top 30 global clients, accounting for about one third of total annual revenues of over $16 billion, and country managers in eleven test markets. The focus continues on the “horizontal areas” of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The continued success of this approach has been further demonstrated by the winning of several major “Team” assignments in the last few months.

In the future, our business is structurally well positioned to compete successfully and to deliver on our long-term targets:

•	Revenue growth greater than the industry average

•	Annual improvement in gross profit or staff-cost-to-revenue ratio of +0.3 to +0.6 points

•	Annual headline PBIT growth of +10% to +15% delivering margin expansion of +0.5 to +1.0 points

NON-GAAP INFORMATION

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2012 exchange rates to local currency reported results for the current and prior year. This gives a US-dollar denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue growth for the three months ended 30 June 2012 and 2011, the six months ended 30 June 2012 and 2011, and reported gross profit growth for the six months ended 30 June 2012 and 2011 to like-for-like revenue and gross profit growth for the same periods.

	Three months ended 30 June		Six months ended 30 June		Six months ended 30 June
	Revenue		Revenue		Gross profit
	£m		£m		£m
2011 Reportable	2,490		4,713		4,353
Impact of exchange rate changes	(65)	(2.6%)	(61)	(1.3%)	(52)	(1.2%)
Changes in scope of consolidation	75	3.0%	151	3.2%	123	2.8%
Like-for-like growth	80	3.2%	169	3.6%	144	3.3%
2012 Reportable	2,580	3.6%	4,972	5.5%	4,568	4.9%

Headline PBIT

Management uses headline PBIT to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBIT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies; and it is useful in connection with discussion with the investment community.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

A reconciliation of profit before interest and taxation to headline PBIT is provided in note 18 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

Headline PBIT margin

Calculated as headline PBIT (defined above) as a percentage of revenue.

Headline PBIT margin on gross profit

Given the significance of Consumer Insight revenues to the Group, with none of the direct competitors present in that sector, gross profit and headline PBIT margin on gross profit are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because consumer insight revenues include pass-through costs, principally for data collection, on which no margin is charged.

Headline PBIT margin on gross profit is calculated as headline PBIT (defined above) as a percentage of gross profit.

Headline PBT

Management uses headline PBT to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies; and it is useful in connection with discussion with the investment community.

Headline PBT is calculated as profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates and revaluation of financial instruments.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
	£m	£m	£m
Profit before taxation	357.7	334.3	1,008.4
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)
Investment write-downs	4.6	0.9	32.8
Share of exceptional (gains)/losses of associates	(0.1)	0.7	(2.1)
Revaluation of financial instruments	22.5	20.5	50.0
Headline PBT	466.8	417.0	1,229.1

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates and depreciation of property, plant and equipment.

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
	£m	£m	£m
Profit for the period	306.8	262.8	916.5
Taxation	50.9	71.5	91.9
Finance income, finance cost and revaluation of financial instruments, net	125.7	121.4	249.9
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0
Depreciation of property, plant and equipment	93.1	89.1	185.8
Amortisation of other intangible assets	18.4	12.5	25.7
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)
Investment write-downs	4.6	0.9	32.8
Share of exceptional (gains)/losses of associates	(0.1)	0.7	(2.1)
Headline EBITDA	681.5	619.5	1,640.5

Billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Management uses estimated net new billings to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below:

	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(136.5)	(490.0)	665.2
Share option proceeds	37.4	23.5	28.8
Proceeds on disposal of property, plant and equipment	5.3	7.3	13.2
Movements in working capital and provisions	609.7	911.8	620.9
Purchases of property, plant and equipment	(97.2)	(92.9)	(216.1)
Purchase of other intangible assets (including capitalised computer software)	(19.0)	(13.7)	(37.1)
Dividends paid to non-controlling interests in subsidiary undertakings	(24.8)	(28.7)	(62.2)
Free cash flow	374.9	317.3	1,012.7

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned.

Average net debt is calculated as the average daily net borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

The following table is an analysis of net debt:

	30 June 2012	30 June 2011	31 December 2011
	£m	£m	£m
Cash and short-term deposits	1,350.6	1,768.8	1,946.6
Bank overdrafts and loans	(397.8)	(690.6)	(518.4)
Bonds and bank loans	(3,814.1)	(3,957.3)	(3,893.0)
Net debt	(2,861.3)	(2,879.1)	(2,464.8)